FORM 4

 ( X )  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

1.  Name and Address of Reporting Person

   Rite Aid Corporation
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       (Last)                      (First)                    (Middle)
   30 Hunter Lane
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                                  (Street)

   Camp Hill                     Pennsylvania                  17011
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     (City)                      (State)                      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    AdvancePCS ("ADVP")
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    March 2001
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5.  If Amendment, Date of Original (Month/Year)

    N/A
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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    ( ) Director
    (X) 10% Owner
    ( ) Officer (give title below)
    ( ) Other (specify title below)
     ---------------------------------------------

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    (x) Form filed by One Reporting Person
    ( ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED

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1.  Title of Security (Instr. 3)

   Class A Common Stock (1)
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2.  Transaction Date (Month/Day/Year)

   04/14/01
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3.  Transaction Code (Instr. 8)

    S
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

    5,434,783, (D), $45.475
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

   100
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

    D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
 ----------------------------------------------------------------------------
1.  Title of Security (Instr. 3)

    Class A Common Stock (1)
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2.  Transaction Date (Month/Day/Year)

    04/19/01
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3.  Transaction Code (Instr. 8)

    S
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4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

    815,117, (D), $45.475                                                  100
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5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)

    100
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6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

    D
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7.  Nature of Indirect Beneficial Ownership (Instr. 4)
    N/A
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
    --------------------------------------------------------------------------
1.  Title of Derivative Security (Instr. 3)

    Warrant (2)
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2.  Conversion or Exercise Price of Derivative Security

    $20.00
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3.  Transaction Date (Month/Day/Year)

    04/13/01
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4.  Transaction Code (Instr. 8)

    J
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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4, and 5)

    780,000, (D)
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6.  Date Exercisable and Expiration Date (Month/Day/Year)

    N/A
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7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Class A Common Stock
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8.  Price of Derivative Securities (Instr. 5)

    N/A
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9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)

    0
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10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
    (Instr. 4)

    N/A
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11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A
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EXPLANATION OF RESPONSES:

(1) Rite Aid Corporation converted 125,000 shares of AdvancePCS Series B-2 Preferred Stock into 6,250,000 shares of AdvancePCS Class B Common Stock. Rite Aid Corporation subsequently converted 5,434,783 shares of AdvancePCS Class B Common Stock into 5,434,783 shares of AdvancePCS Class A Common Stock and sold such shares on March 14, 2001 pursuant to an underwritten secondary offering. Rite Aid Corporation converted 815,117 shares of AdvancePCS Class B Common Stock into 815,117 shares of AdvancePCS Class A Common Stock and sold such shares on March 19, 2001 to the underwriters pursuant to the full exercise of the underwriters' over allotment option.

(2) On March 13, 2001, AdvancePCS repurchased from Rite Aid Corporation the AdvancePCS Senior Subordinated Notes due 2010 in the aggregate principal amount of $200 million plus accrued and unpaid interest. As such and pursuant to the terms of the Warrants, all of the Warrants were cancelled.



   /s/ Elliot S. Gerson, Esq.                03/28/01
   -----------------------------------    ---------------------------
      Senior Executive Vice President       DATE
       and General Counsel


   **  SIGNATURE OF REPORTING PERSON
-----------------------------

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

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